K9 3/27

SC 3/28/02

02019228

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-16791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Express Financial Advisors Inc.

OFFICIAL USE ONLY
006363
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 AXP Financial Center
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Nygren **(612) 671-2861**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1400 Pillsbury Center	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9 3/28

OATH OR AFFIRMATION

I, Thomas L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Express Financial Advisors Inc., as of December, 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas L. Smith
Signature

VP Accounting and Reporting and Assistant Treasurer
Title

Renee A. Bobick
Notary Public

RENEE A. BOBICK
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control.
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
X (q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
1400 Pillsbury Center
Minneapolis
Minnesota 55402-1491

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
American Express Financial Advisors Inc.

We have audited the accompanying consolidated statements of financial condition of American Express Financial Advisors Inc. (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Financial Advisors Inc. as of December 31, 2001 and 2000, and the results of its consolidated operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 1, 2002

American Express Financial Advisors Inc.

Consolidated Statements of Financial Condition

December 31,
(In thousands, except share amount)

	2001	2000
Assets		
Cash and cash equivalents	$ 311,117	$ 311,170
Cash segregated under federal and other regulations	79,829	132,166
Investment securities available-for-sale	20,596	39,137
Receivables:		
Brokerage and other fees – affiliates	1,376	23,708
Financial advisors and employees (net of allowance for doubtful accounts of $833 in 2001 and $1,028 in 2000)	2,476	3,370
Underwriting fees, distribution fees and other	21,189	12,178
Deferred acquisition costs, net of amortization	512,496	523,139
Secured demand note receivable from Parent	40,000	40,000
Land, building, equipment and software, less accumulated depreciation and amortization of $140,556 in 2001 and $117,067 in 2000	106,991	122,467
Other assets	7,524	13,338
Total assets	$1,103,594	$1,220,673
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates	$ 177,012	$ 238,830
Field force compensation	54,353	104,116
Salaries and employee benefits	40,001	46,942
Unearned commissions	60,779	52,673
Other liabilities	83,360	49,126
Net deferred income tax liability	98,693	120,621
	514,198	612,308
Liabilities subordinated to the claims of general creditors	40,000	40,000
Stockholder's equity:		
Common stock $10 par value per share:		
Authorized, issued and outstanding shares – 10,000	100	100
Additional paid-in capital	215,047	208,715
Accumulated other comprehensive income (loss), net of tax	555	(1,924)
Retained earnings	333,694	361,474
Total stockholder's equity	549,396	568,365
Total liabilities and stockholder's equity	$1,103,594	$1,220,673

See accompanying notes.